1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

July 18, 2025

VIA EDGAR

Ms. Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Eagle Point Enhanced Income Trust Registration Statement on Form N-2 File Nos. 333-274966 and 811-23909

Dear Ms. McManus:

This letter responds to comments that you conveyed in a telephonic discussion with Alexander C. Karampatsos and Amanda Motley on July 14, 2025, with respect to Post-Effective Amendment No. 3 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 29, 2025, on behalf of Eagle Point Enhanced Income Trust (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

1.	Comment: Please revise the disclosure on the cover page that states, “The Fund does not currently offer Class A, Class C, Class I or Class S Shares.” to clarify that these share classes are not currently offered by the Fund itself but may be available for purchase as described in the “Choosing a Share Class” section.

Response:     The Fund will revise the disclosure accordingly in a future filing when such Shares are offered for sale.

2.	Comment: Please clarify the disclosure under the section titled “Derivatives and Other Related Techniques” that states, “Among other derivative instruments, the Adviser expects that the Fund may purchase or sell exchange-listed and OTC options, futures, options on futures, swaps and similar instruments, various interest rate transactions, such as swaps, caps, floors or collars, and credit transactions and credit default swaps.”

Response:     The Fund confirms the accuracy of the disclosure and respectfully declines to make any changes in response to this comment.

Ms. McManus July 18, 2025 Page 2

3.	Comment: Please hyperlink the Fund’s Consolidated Financial Statements on page B-21.

Response:     The Fund undertakes to hyperlink the Consolidated Financial Statements in a Post-Effective Amendment to the Registration Statement.

*     *     *

We believe that the foregoing has been responsive to the Staff’s comment. Please call the undersigned at (202) 261-3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos

cc:	Nauman S. Malik, Eagle Point Credit Management LLC

Joshua M. Katz, Eagle Point Credit Management LLC

Brooke A. Clark, Eagle Point Credit Management LLC

Philip T. Hinkle, Dechert LLP